SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Separate Election of a Sitting Member of the Fiscal Council by the Federal Government

Rio de Janeiro, July 8, 2025 – Centrais Elétricas Brasileiras S/A – Eletrobras hereby informs that, as per the Notice and Management Proposal disclosed on this date, an Extraordinary General Meeting (“Meeting”) has been convened to be held on August 8, 2025, at 2:00 p.m., for the purpose of electing the sitting member of the Fiscal Council nominated and to be elected exclusively by the Federal Government, pursuant to the Settlement Agreement entered into on March 25, 2025, between the Federal Government and the Company, and approved by shareholders at the Extraordinary General Meeting held on April 29, 2025.

It is important to note that, in accordance with the Settlement Agreement and the Bylaws of Eletrobras, the right to elect a member of the Fiscal Council through a separate vote is exclusive and non-transferable to the Federal Government. Therefore, only the Federal Government may exercise voting rights in this Meeting, including through the use of the Distance Voting Ballot. Should any other shareholder submit a Distance Voting Ballot, their votes will be disregarded.

All duly registered shareholders may participate in the Meeting via the digital platform made available for the event, in observance of transparency and the right to information. The deadlines, conditions, and procedures are detailed in the Management Proposal.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.